Exhibit 99.1

Resolution of the Board of Directors

On January 28, 2016, the Board of Directors of POSCO resolved on the following:

1. Annual General Meeting of Shareholders (the “General Meeting”)

•	Date and Time (Tentative): March 11, 2016 at 10:00 am (KST)

•	Place (Tentative) : POSCO Center, Art Hall, 440 Teheran-ro, Gangnam-gu, 135-777 Seoul.

2. Year-end Dividend Payment

Year-end Cash Dividends per Share (KRW)	6,000
Dividend Payout Ratio (%)	3.4
Record Date	December 31, 2015
Proposed Dividend Payment Date	April 11, 2016
Year-end Dividend (KRW)	479,973,888,000
Total Annual Dividend per Share(KRW)	8,000
— Year-end Dividend per Share(KRW)	6,000
— Interim Dividend per Share(KRW)	2,000